ARE YOU ON THE ROAD TO FINANCIAL SUCCESS?
THE FLEX-FUNDS® CAN HELP!

The Flex-funds® Money Market Fund is a low risk investment solution which offers:

✓ A low minimum initial investment of $2500
✓ Free check writing ($100 minimum)
✓ 24/7 online access to view account information
✓ No limits on deposits and withdraws
✓ e-Delivery of statements
✓ Same day liquidity

Take advantage of these benefits and add The Flex-funds® Money Market Fund to your portfolio TODAY!

Call The Flex-funds® at 800.325.3539 or Click Here for an application and prospectus!

2.20%* 7-Day Simple Yield as of 6.6.08	2.22%* 7-Day Compound Yield as of 6.6.08

* The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.

** According to iMoneyNet.com

ARE YOUR CLIENTS ON THE ROAD TO FINANCIAL SUCCESS?
THE FLEX-FUNDS® CAN HELP!

The Flex-funds® Money Market Fund is a low risk investment solution which offers:

✓ A low minimum initial investment of $2500
✓ Free check writing ($100 minimum)
✓ 24/7 online access to view account information
✓ No limits on deposits and withdraws
✓ e-Delivery of statements
✓ Same day liquidity

Take advantage of these benefits and add The Flex-funds® Money Market Fund to your clients’ portfolio TODAY!

Call The Flex-funds® at 800.325.3539 or Click Here for an application and prospectus!

2.20%* 7-Day Simple Yield as of 6.6.08	2.22%* 7-Day Compound Yield as of 6.6.08

* The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.

** According to iMoneyNet.com